Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (941) 761-3104
E-mail: HarrisonDJEsq@tampabay.rr.com

June 15, 2006

Ms. Pamela A. Long, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C., 20549
Re: Irish Mag, Inc.
Sixth Amendment to Registration Statement on Form SB-2
File No. 333-132791
Filed: June 16, 2006

Dear Ms. Long:

The attached documents relate to Irish Mag, Inc.’s Sixth Amendment to the Registration Statement on Form SB-2 dated June 15, 2006. We have filed this amendment as a result of the accountant for the company making corrections according to comments directed to the company by Ms. Nudrat Salik, Staff Accountant for the S.E.C.  On behalf of the Company, on June 16, 2006, I transmitted via EDGAR the Company’s Sixth Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR a redlined document in “.pdf” format which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (941) 761-3104.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (4)
1. Irish Mag, Inc. SB-2/A-6
2. Redlined SB-2A-6
3. Exhibit 5.6: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.6 Auditors Consent